SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

           Under the Securities Exchange Act of 1934 (Amendment No. 4)

                        Infinity Broadcasting Corporation
                        ---------------------------------
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.01 per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                  456-62S-10-2
                                 (CUSIP Number)

                               Sumner M. Redstone
                            National Amusements, Inc.
                                 200 Elm Street
                           Dedham, Massachusetts 02026
                            Telephone: (781) 461-1600

                                 with a copy to:
                            Michael D. Fricklas, Esq.
                                   Viacom Inc.
                                  1515 Broadway
                            New York, New York 10036
                            Telephone: (212) 258-6000
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                February 21, 2001
                                -----------------
             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box. [__]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456-62S-10-2                                         Page 2 of 7 Pages
                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          SUMNER M. REDSTONE
          S.S. NO.
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group:

               (a)     [__]
               (b)     [__]
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions):         OO(1)

--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [__]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
     NUMBER OF                 7      Sole Voting Power:  0
      SHARES                   -------------------------------------------------
   BENEFICIALLY                8      Shared Voting Power:  0(2)
    OWNED BY                   -------------------------------------------------
      EACH                     9      Sole Dispositive Power:  0
    REPORTING                  -------------------------------------------------
     PERSON                    10     Shared Dispositive Power:  0
      WITH
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person:
               0(2)
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions): [__]
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11):
          0.0%(2)
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

-----------------------

1 Pursuant to the Merger (as defined in Item 4), Viacom Inc. acquired all of the previously outstanding Class A Shares (as defined in Item 1), in exchange for shares of Class B Common Stock, par value $.01 per share, of Viacom Inc.

2    No Class A Shares (as defined in Item 1) remain outstanding.

CUSIP No. 456-62S-10-2                                         Page 3 of 7 Pages

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          CBS Broadcasting Inc.
          I.R.S. No. 13-0590730
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group:

               (a)     [__]
               (b)     [__]
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions):         OO(1)

--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [__]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization:  New York
--------------------------------------------------------------------------------
     NUMBER OF                 7      Sole Voting Power:  0
      SHARES                   -------------------------------------------------
  BENEFICIALLY                 8      Shared Voting Power:  0(2)
    OWNED BY                   -------------------------------------------------
      EACH                     9      Sole Dispositive Power:  0
    REPORTING                  -------------------------------------------------
     PERSON                    10     Shared Dispositive Power:  0
      WITH
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person:
               0(2)
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions): [__]
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11):
          0.0%(2)
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------

-----------------------

1 Pursuant to the Merger (as defined in Item 4), Viacom Inc. acquired all of the previously outstanding Class A Shares (as defined in Item 1), in exchange for shares of Class B Common Stock, par value $.01 per share, of Viacom Inc.

2    No Class A Shares (as defined in Item 1) remain outstanding.

                                                               Page 4 of 7 Pages

                  This Amendment No. 4 (this "Amendment") amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on May 15, 2000, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto (as so amended, the "Schedule 13D"), by Mr. Sumner M. Redstone, National Amusements, Inc. ("NAI"), NAIRI, Inc. ("NAIRI"), Viacom Inc. ("Viacom"), Westinghouse CBS Holding Company, Inc. ("W/CBS HCI") and CBS Broadcasting Inc. ("CBSBI") (collectively, the "Reporting Persons"). This Amendment is filed with respect to the Class A Common Stock, $.01 par value per share (the "Class A Shares"), of Infinity Broadcasting Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1.  Security and Issuer

                  Item 1 is hereby amended and restated in its entirety to read as follows:

                  "The class of equity securities to which this Statement on
Schedule 13D relates is the Class A Common Stock, par value $.01 per share (the "Class A Shares"), of Infinity Broadcasting Corporation, a Delaware corporation (the "Issuer"), with its principal executive office located at 40 West 57th Street, New York, NY 10019."

Item 3.  Source and Amount of Funds or other Consideration

                  Item 3 is hereby amended and restated in its entirety to read as follows:

                  "Pursuant to the Merger (as defined in item 4), Viacom issued
0.592 of a share of Class B Common Stock, par value $.01 per share, of Viacom ("Viacom Class B Shares"), in exchange for each outstanding Class A Share."

Item 4.  Purpose of Transaction

                  Item 4 is hereby amended and restated in its entirety to read as follows:

                  "On February 21, 2001, pursuant to the agreement and plan of merger dated as of October 30, 2000 (the "Merger Agreement") among Viacom, IBC Merger Corp., a Delaware corporation and a direct wholly owned subsidiary of Viacom ("Merger Sub"), and the Issuer, the Issuer merged with and into Merger Sub (the "Merger"). In the Merger, each outstanding Class A Share was converted into the right to receive 0.592 of a Viacom Class B Share. As a result of the Merger, the Issuer is a wholly owned subsidiary of Viacom.

                  The Class A Shares have been delisted from trading on the New York Stock Exchange and Viacom has caused the termination of registration of the Class A Shares pursuant to Section 12 of the Securities and Exchange Act of 1934, as amended (the "Act").

                  A copy of the Merger Agreement is attached hereto as Exhibit
99.1 and is incorporated by reference herein. A copy of the press release issued by Viacom on February 21, 2001 is attached hereto as Exhibit 99.5.

                                                               Page 5 of 7 Pages

                  Other than as set forth herein, the Reporting Persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D."

Item 5.  Interest in Securities of the Issuer

                  Items 5(a) and (b) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

                  "(a) and (b) The Merger was consummated on February 21, 2001. As a result of the Merger, each issued and outstanding Class A Share (other than Class A Shares held in the treasury of the Issuer, which were cancelled) was converted into 0.592 of a Viacom Class B Share, and no Class A Shares remain outstanding."

Item 7.  Material to be filed as Exhibits

         99.5     Press Release issued by Viacom Inc. on February 21, 2001.

                                                               Page 6 of 7 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated:  February 22, 2001


                                           /s/  Sumner M. Redstone
                                           -------------------------------------
                                           Sumner M. Redstone,
                                           Individually

                                  National Amusements, Inc.


                                  By:      /s/  Sumner M. Redstone
                                           -------------------------------------
                                           Name:  Sumner M. Redstone
                                           Title:  Chairman and Chief
                                                    Executive Officer

                                  NAIRI, Inc.


                                  By:      /s/  Sumner M. Redstone
                                           -------------------------------------
                                           Name:  Sumner M. Redstone
                                           Title:  Chairman and President

                                  Viacom Inc.


                                  By:      /s/  Michael D. Fricklas
                                           -------------------------------------
                                           Name:  Michael D. Fricklas
                                           Title:  Executive Vice President,
                                                    General Counsel and
                                                    Secretary

                                  Westinghouse/CBS Holding
                                  Company, Inc.

                                  By:      /s/  Angeline C. Straka
                                           -------------------------------------
                                           Name:  Angeline C. Straka
                                           Title:  Vice President and Secretary

                                  CBS Broadcasting Inc.


                                  By:      /s/  Angeline C. Straka
                                           -------------------------------------
                                           Name:  Angeline C. Straka
                                           Title:  Vice President and Secretary

                                                               Page 7 of 7 Pages

Exhibit Index
-------------

Exhibit No.       Description
----------        -----------

99.5              Press Release issued by Viacom Inc. on February 21, 2001.